Exhibit 3.19

CERTIFICATE OF FORMATION

OF

ARAMARK BUSINESS CENTER, LLC

1.	The name of the limited liability company (the “Company”) is

ARAMARK Business Center, LLC

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 28th day of August, 2013.

By:	/s/ Lilly Dorsa
Lilly Dorsa Organizer